Exhibit 10.10
For Further Information:

Lisa Blaker
9560 Montgomery Road
Cincinnati, Ohio 45242
(513) 659 2001

For Immediate Release

LCA-VISION’S FORMER EXECUTIVE MANAGEMENT URGE BOARD OF DIRECTORS TO
 IMMEDIATELY CALL SPECIAL SHAREHOLDER MEETING TO APPROVE POISON PILL

Claiming Now is Not the Time for Alleged Paternalism, Group Seeks Timely Response

CINCINNATI, OHIO (December 9, 2008) – Dr. Stephen Joffe, Craig Joffe, and Alan Buckey today filed an amendment to their Schedule 13D with the U.S. Securities and Exchange Commission.  The group previously filed a 13D disclosing ownership of 11.4% of LCA-Vision, Inc. (Nasdaq GS: LCAV - News), which operates 77 LasikPlus fixed-site laser vision correction centers in 33 states in the United States.  Dr. Joffe is the founder and former Chairman and CEO of LCAV.  Craig Joffe is the former Chief Operating Officer and General Counsel of LCAV, and Alan Buckey is the former Executive Vice President of Finance and Chief Financial Officer of the Company.  The three of them worked together as the executive management team of LCAV (Nasdaq: LCAV) to grow the market capitalization of the Company well in excess of 1000% from 2003-2006.

In a letter, dated December 9, 2008, to Tony Woods and the other members of the Board of Directors of LCA-Vision, the group reiterated their “shock and disappointment” at the Board’s recent decision to adopt a “stockholder rights plan,” commonly known as a poison pill.

In their letter to the Board, the group states, “We are disappointed that LCA-Vision’s Board did not ask shareholders to vote on the poison pill before the Board adopted it.  Given the dire state of the Company, now is decidedly not the time for alleged paternalism.  We believe, however, there is a solution to this recent issue.  We respectfully urge the Board to call a special shareholder meeting empowering shareholders to timely vote on the poison pill.  This special shareholder meeting would allow the Board of Directors and the executive management team an opportunity to more fully explain why they believe this poison pill is in fact in the best interests of shareholders.  In addition, it would provide an opportunity for shareholders to timely agree or disagree, as the case may be, with the Board of Directors and executive management team on the wisdom of their judgment. Needless to say, with the Company burning approximately $2 million of cash per month and revenues plummeting approximately 50%, when it comes to LCA-Vision, time is not a luxury any of us can afford.”

In addition to Mr. E. Anthony Woods, who in addition to serving as Chairman of LCA-Vision, also serves as a Director of Cincinnati Financial Corporation (Nasdaq GS: CINF – News) and as a Director of Anchor Funding Services (OTC BB: AFNG.OB – News), the letter dated December 9, 2008, was also copied to Mr. William Bahl, who serves as Chairman of LCAV’s Compensation Committee, Director and Chairman of the Nominating Committee of the Board of Cincinnati Financial Corporation (Nasdaq GS: CINF – News) and as President & Co-Founder of Bahl & Gaynor; Mr. John Gutfreund, who serves as Chairman of LCAV’s Nominating and Governance Committee and on the Board of Directors of several over-the-counter traded companies, including GVI Securities Solutions (OTC BB: GVSS.OB – News); John Hassan, Chairman of LCAV’s Audit Committee; and Steven Straus, LCAV’s CEO.

(The full text of the letter appears below)

About Dr. Stephen N. Joffe

Stephen N. Joffe, MD, FACS, age 65, is the founder and former Chairman and Chief Executive Officer of LCA-Vision.  He was the founder of LCA-Vision’s corporate predecessor, Laser Centers of America, Inc., and served as its Chairman of the Board and Chief Executive Officer from its formation in 1985 until its merger into LCA-Vision in 1995.  In 1983, Stephen Joffe also founded and served as Chairman of Surgical Laser Technologies, Inc. until 1989.  He is presently the Chief Executive Officer of the Hearing Foundation, Inc., a hearing company, and Co-Founder of Joffe MediCenter LLC, a healthcare services company.  In addition Dr. Joffe is an Esteemed Quondum Professor of Surgery at the University of Cincinnati Medical Center, an honor he has held since 1990.  He has held other medical faculty appointments at the Universities of London, Glasgow and Cincinnati and fellowships in the American College of Surgeons and the Royal College of Surgeons in Edinburgh and Glasgow.  He has published 170 articles in peer-reviewed and scientific journals and authored 35 chapters for medical books as well as written and edited several books on lasers and their application to medicine and surgery.

About Craig P.R. Joffe

Craig P.R. Joffe, age 36, was Interim Chief Executive Officer of LCA-Vision from March 2006 through November 2006.  He was appointed Chief Operating Officer of LCA-Vision in September 2005, a position he held through his resignation in March 2008.  He also served as Secretary of LCA Vision from March 2003, when he joined the Company, until March 2008.  He also served on the Board of Directors of LCA-Vision from 2004 through March 2008, and previously served as a Director from 1995 to 1997.  Prior to joining LCA-Vision, Mr. Joffe served as Assistant General Counsel of IAC/InterActiveCorp, a leading publicly traded interactive commerce company, from September 2000 to February 2003.  Previously, Mr. Joffe, a graduate of Harvard Law School and Columbia University, was a general practice associate in the New York and London offices of the law firm Sullivan & Cromwell for over three years, where he concentrated his practice on corporate finance transactions.  Mr. Joffe is currently the Chief Executive Officer and Co-Founder of Joffe MediCenter LLC, a healthcare services company.

About Alan H. Buckey

Alan H. Buckey, age 50, was Executive Vice President of Finance and Chief Financial Officer for LCA-Vision from March 2000 to June 2008.  He came to LCA-Vision from Pease Industries; a manufacturing company based in Fairfield, Ohio, where he served as Vice President, Finance from 1991 to February 2000. Prior to 1991, Mr. Buckey served as Chief Financial Officer of the Hilltop Companies, a contract laboratory research firm and as a senior manager with Ernst & Young’s Great Lakes Consulting Group. While at Ernst & Young, he served as acting Chief Financial Officer of a start-up laser surgery management company which was the predecessor of LCA-Vision.  Mr. Buckey holds a B.S. in Applied Science from Miami University and holds an M.B.A in Finance from the Wharton School, University of Pennsylvania. He is a Certified Public Accountant.

Stephen N. Joffe
Craig P. Joffe
Alan H. Buckey
9560 Montgomery Road
Cincinnati, OH 45242

VIA EMAIL & FEDERAL EXPRESS

December 9, 2008

Mr. E. Anthony Woods, Chairman of the Board
LCA-Vision Inc.
c/o LCA-Vision Inc.
7840 Montgomery Road
Cincinnati, Ohio 45236

Dear Tony:

As you and the Board of Directors are aware, we are major shareholders of LCA-Vision, Inc. who feel financial, ethical, and reputational responsibilities to the Company and its shareholders to help save the Company from its apparent path to self-destruction.

We previously communicated to you our initial shock and disappointment at the Board’s recent decision to adopt a “stockholder rights plan,” commonly known as a poison pill.  Our understanding of poison pills and similar types of corporate governance maneuverings indicated that such actions are often associated with Boards of Directors and executive management teams seeking to entrench themselves, protecting their positions and their compensation often at the expense of their shareholders and shareholder value.

We are disappointed that LCA-Vision’s Board did not ask shareholders to vote on the poison pill before the Board adopted it.  Given the dire state of the Company, now is decidedly not the time for alleged paternalism.  We believe, however, there is a solution to this recent issue.  We respectfully urge the Board to call a special shareholder meeting empowering shareholders to timely vote on the poison pill.  This special shareholder meeting would allow the Board of Directors and the executive management team an opportunity to more fully explain why they believe this poison pill is in fact in the best interests of shareholders.  In addition, it would provide an opportunity for shareholders to timely agree or disagree, as the case may be, with the Board of Directors and executive management team on the wisdom of their judgment. Needless to say, with the Company burning approximately $2 million of cash per month and revenues plummeting approximately 50%, when it comes to LCA-Vision, time is not a luxury any of us can afford.

Since announcing our investment in the Company, we have made repeated attempts to help the Board initiate necessary changes at the Company.  With the Board systematically ignoring our requests or remaining silent, to date our requests feel as if they are falling on deaf ears.  In fact, in our very first meeting with yourself and Mr. Bahl when we initially extended our hand in good faith to offer our help, we were literally told that the two of you were “in listen only mode” and that you may or may not follow up with us regarding the matters raised in the meeting.  We respectfully urge you not to let this represent yet another time when our requests are ignored, yet another opportunity squandered.  In the third quarter of 2008, we believe the Company had an adjusted EBITDA loss of approximately $2 million per month.  Clearly, this is not the time to sit passive on the sidelines and blindly hope that the situation improves.  We respectfully call for a response from the Board by 5:00 p.m. EST on Friday, December 12, 2008 to our request that the Board call a special shareholder meeting to approve the poison pill.

Sincerely,

/s/ Stephen N. Joffe
Stephen N. Joffe
/s/Craig P.R. Joffe
Craig P.R. Joffe
/s/Alan Buckey
Alan Buckey

cc:	LCA-Vision Inc. Board of Directors
William Bahl, LCAV’s Chairman of Compensation Committee; Director of Cincinnati Financial Corporation (Nasdaq: CINF)
John Gutfreund, LCAV’s Chairman of Nominating & Governance Committee; Director of GVI Securities Solutions (OTC BB: GVSS.OB)
John Hassan, Independent Director, Chairman of Audit Committee
Steven Straus, LCAV’s CEO